16003510

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 24 2016
DIVISION OF TRADING & MARKETS

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45375

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cole Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2325 East Camelback Road, Suite 1100
(No. and Street)

Phoenix (City) Arizona (State) 85016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David M. Schmidt (602) 778-6293
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

555 West 5th Street, Suite 2700 (Address) Los Angeles (City) California (State) 90013-1010 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Deloitte.

Deloitte & Touche LLP
Suite 2700
555 West 5th Street
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
VEREIT, Inc.

We have audited the accompanying statement of financial condition of Cole Capital Corporation (the "Company") as of December 31, 2015, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Cole Capital Corporation as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 23, 2016

Cole Capital Corporation

Statement of Financial Condition
As of December 31, 2015

ASSETS		
Cash and cash equivalents	$	4,968,165
Prepaid expenses		68,915
Accounts receivable		8,250
Due from affiliates		255,219
Total assets	$	5,300,549
LIABILITIES AND EQUITY		
Accrued compensation	$	914,803
Accounts payable and other accrued expenses		474,737
Due to affiliates		77,800
Total liabilities		1,467,340
Stockholder's Equity:		
Common stock, no par value, 1,000,000 shares authorized and 13,600 shares issued and outstanding at December 31, 2015		13,600
Contributed capital		58,939,000
Accumulated deficit		(55,119,391)
Total stockholder's equity		3,833,209
Total liabilities and equity	$	5,300,549

The accompanying notes are an integral part of this statement.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business

Cole Capital Corporation, an Arizona Corporation (the "Company"), and wholly-owned subsidiary of Cole Capital Advisors, Inc. ("CCA" or the "Parent"), is licensed to operate as a broker-dealer under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company acts as the dealer manager and sales agent of direct investment programs, which primarily includes four publically registered, non-traded real estate investment trusts (the "REITs"). The Company distributes shares of common stock for the REITs and advises them regarding offerings, manages relationships with participating broker-dealers and financial advisors and provides assistance in connection with compliance matters relating to the offerings (the "Offerings").

CCA is wholly owned by VEREIT Operating Partnership, L.P. (the "OP"), f/k/a ARC Properties Operating Partnership, L.P. VEREIT, Inc. ("VEREIT") is the sole general partner of the OP and therefore indirectly owns and controls the Company.

The Company derives substantially all of its revenues from securities sales commissions, dealer manager and distribution fees for services relating to the REIT offerings. See Note 3 – Related Party Transactions to the financial statement for further discussion. Additionally, as described in Note 3, the Company entered into an expense-sharing agreement with Equity Fund Advisors, Inc. ("EFA"), an affiliate of the Company whereby certain expenses are incurred by EFA on behalf of the Company and reimbursed by the Company. Therefore, if the Company were a stand-alone entity, the financial statement presented could be materially different. Further, the Parent will make capital contributions to the Company for the foreseeable future, sufficient to support the Company's operations, and such capital contributions shall not be temporary.

The Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission ("SEC") and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of paragraph (k)(2)(i) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in conjunction with its activities as broker-dealer, and does not hold funds or securities for or owe money or securities to customers.

Summary of significant accounting policies

The Company prepares its financial statement in accordance with accounting principles generally accepted in the United States of America ("GAAP"). A summary of significant accounting policies is as follows:

Cash and cash equivalents

Cash and cash equivalents include cash in bank accounts, as well as investments in highly-liquid money market funds with original maturities of three months or less. The Company maintains its cash in bank deposit accounts, which at times, significantly exceed federally insured limits. Although the Company bears risk on amounts in excess of those insured by the Federal Deposit Insurance Company, it does not anticipate any losses due to the high quality of the institutions.

Income taxes

The Company has elected under the Internal Revenue Code ("IRC") to be taxed as a taxable REIT subsidiary. As such, the Company is subject to federal and state corporate income taxes and is included in the consolidated tax return filings of its Parent.

Deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to tax carryforwards and temporary differences in the timing of the recognition of income and expense for tax and financial reporting purposes. Temporary differences arise from differences between the book basis and tax basis of the Company's assets and liabilities which are expected to reverse at some future date. The provision for income taxes equals income taxes currently payable for the year and the net change in the deferred asset/liability balance, utilizing currently enacted tax laws and rates. The Company records a valuation allowance to reduce its deferred tax asset when it is "more-likely-than-not" that such amounts will not be realized.

The Company evaluates income tax positions taken or expected to be taken in the course of preparing the Company's income tax returns to determine whether the income tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority is required. Income tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and asset or liability in the current year. The Company recognizes accrued interest and penalties related to unrecognized tax benefits ("UTBs") within the related income tax liability line on the balance sheet. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2011. The Company has determined that there are no material uncertain income tax positions.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Note 2. Accounts Payable and Accrued Expenses

Accrued compensation consists primarily of wholesaler draws, commissions, and bonuses payable to the Company's registered representatives for capital raised for the Offerings. Accounts payable and other accrued expenses consist of $265,543 for trade payables due to participating broker dealers, $180,000 for Financial Industry Regulatory Authority member fees and $29,194 for other accrued expenses.

Note 3. Related Party Transactions

Due from Affiliates

As of December 31, 2015, $255,219 was due from affiliated REITs for services performed related to the Offerings.

Due to Affiliates

As of December 31, 2015, $77,800 was due to EFA in relation to litigation settlements which were paid by EFA on behalf of the Company. See Note 5 – Commitments and Contingencies for further discussion.

Note 4. Net Capital Rule

Pursuant to the net capital provisions of Rule 15c3-1 under the Exchange Act, the Company is required to maintain a minimum net capital and a ratio of aggregate indebtedness to net capital that does not exceed 15 to 1. At December 31, 2015, the Company had net capital and a minimum net capital requirement of $3,500,825 and $97,823, respectively, which was $3,403,002 in excess of its required minimum net capital. The Company's ratio of aggregate indebtedness to net capital was 0.42 to 1.

Note 5. Commitments and Contingencies

In the ordinary course of business, the Company may become subject to litigation or claims. There are currently no material legal proceedings pending against the Company. In 2015, the Company settled three legal matters, one of which was settled and paid in early 2015 as previously disclosed. The remaining two settlements include a contractual dispute concerning an employee who was hired by EFA, which was settled for $75,000, and a claim filed in small claims court by an investor in Cole Corporate Income Trust, Inc. which was settled for $2,800. Both amounts were recorded as payable to EFA as of December 31, 2015.

Note 6. Income Taxes

For the year ended December 31, 2015, the Company has computed the components of its tax provision under the separate-return approach. Under this approach, the Company computes its tax provision as if it were filing separate income tax returns rather than consolidated income tax returns, which it actually files with its Parent. Based on the separate return approach, the Company has computed a federal and state net operating loss ("NOL") for the year ended December 31, 2015, resulting in an income tax benefit and a deferred tax asset attributable to the NOL. The Company has determined that the NOL will not be realized so a valuation allowance has been recorded to offset the deferred tax asset and the income tax benefit attributable to the NOL.

Under the separate-return approach, the Company has federal and state NOLs of approximately $14,806,000 and $14,806,000, respectively. These NOLs would generally expire in 2035 for both federal and state purposes.

Note 7. Subsequent Events

The Company has evaluated subsequent events through the date on which the financial statement was issued. No subsequent events have occurred that would require recognition or disclosure in the financial statement.

COLE CAPITAL COPRORATION

(SEC I.D. No. 8-45375)

STATEMENT OF FINANCIAL CONDITION AND RELATED NOTES
AS OF DECEMBER 31, 2015,
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.